November 17, 2014

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn:  Ronald E. Alper

Re: North Bay Resources Inc. (the “Company”)
Preliminary Information Statement on Schedule 14C
Filed October 31, 2014
File No. 000-54213

We are responding to comments contained in the Staff letter, dated November 14, 2014, with respect to the Company’s Preliminary Information Statement on Schedule 14C  filed with the Securities and Exchange Commission (the “Staff”) on October 31, 2014, file number 000-54213 (the “PRE14C”).

We have replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies. The responses to the comments are numbered to relate to the corresponding comments in your letter.

General

1.
We note your November 12, 2014 correspondence and draft disclosure, which continues to reference the use of shares for existing obligations “as disclosed in the Company’s annual and quarterly reports, and our registration statements on Form S-1.” Please revise the PRE14C to include a summary of such uses for the additional shares or identify the particular filings and pages where you discuss them. To the extent such uses would result in dilution similar to what you deleted in your draft disclosure, please address such dilution in your PRE14C.

Response:

We have revised our PRE14C as requested by the Staff in its comment above.

North Bay Resources Inc. acknowledges that:

• should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Perry Leopold
Perry Leopold, Chief Executive Officer
Fax: (215) 661-8959

cc: Via Facsimile (212) 930-9725
      Gregory Sichenzia, Esq.